FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: October 15, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

October 15, 2004

SILVER WHEATON TRANSACTION COMPLETED

Vancouver, British Columbia: October 15, 2004 – Wheaton River Minerals Ltd. (“Wheaton”) (TSX: WRM; AMEX: WHT) and Chap Mercantile Inc. (“Chap” or “Silver Wheaton”) (TSXV: CPC) are pleased to announce the closing of the previously announced Silver Wheaton transaction.  Pursuant to the transaction, Chap has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$46 million in cash and 540 million Chap common shares plus a payment of US$3.90 per ounce of delivered refined silver, subject to adjustment.

In connection with the completion of this transaction, the gross proceeds of Cdn$70 million from the private placement of Chap subscription receipts, completed on August 5, 2004 and arranged by a syndicate of investment dealers led by GMP Securities Ltd., which included Canaccord Capital Corporation, Fort House Inc., Research Capital Corporation, Salman Partners Inc., Scotia Capital Inc., Sprott Securities Inc. and Woodstone Capital Inc., were released from escrow.  Of the proceeds, Cdn$46 million was used to fund the upfront cash payment payable by Chap in connection with the Silver Wheaton transaction.  The remaining proceeds will be used to investigate future acquisitions and for general corporate purposes.  Each of the 175 million outstanding subscription receipts will be automatically exercised on October 22, 2004, without payment of additional consideration, into one common share and one-half of one common share purchase warrant of Chap.  Each whole warrant is exercisable into one common share of Chap at a price of Cdn$0.80 until August 5, 2009.  These securities are all subject to a statutory hold period which expires on December 6, 2004.

At the closing of the Silver Wheaton transaction, John Brough (President of Torwest Inc., a real estate development company), Peter Gillin (Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration and development company), Wade Nesmith (associate counsel of Lang Michener LLP and former Superintendent of Brokers for the Province of British Columbia) and Ian Telfer (Chairman, Chief Executive Officer and a director of Wheaton) were appointed as the new directors of Silver Wheaton, three of whom are independent and unrelated directors.  Eduardo Luna (President of Wheaton’s subsidiary Luismin and former Chairman of the Silver Institute) was appointed as interim Chief Executive Officer of Silver Wheaton and Peter Barnes (Executive Vice President and Chief Financial Officer of Wheaton) was appointed as Chief Financial Officer of Silver Wheaton.

Chap has scheduled an annual and special meeting of its shareholders to be held on December 10, 2004.  At this meeting, in addition to regular annual business, Chap intends to seek shareholder approval to (i) change its name to “Silver Wheaton Corporation”; (ii) consolidate its outstanding common shares on a one for five basis; and (iii) expand its board of directors.

In conjunction with the closing of the Silver Wheaton transaction, Silver Wheaton has received approval for trading from the TSX Venture Exchange and will commence trading on Tier 1 of the TSX Venture Exchange upon the issuance of a bulletin by the TSX Venture Exchange.  The Toronto Stock Exchange has conditionally approved the listing of Silver Wheaton’s common shares under the symbol “SLW” and it is anticipated that the common shares will be listed and posted for trading on the Toronto Stock Exchange on or about October 22, 2004.  The Toronto Stock Exchange has also conditionally approved the listing of Silver Wheaton’s common share purchase warrants under the symbol “SLW.WT”.  This listing is expected to be effective as soon as practicable following the expiry of the statutory hold period on or about December 6, 2004.

Following the completion of the Silver Wheaton transaction and the automatic exercise of the previously issued subscription receipts, Silver Wheaton will have approximately 724 million common shares and 87.5 million common share purchase warrants outstanding.

Pursuant to this transaction, Wheaton has acquired indirect beneficial ownership, through Wheaton Trading (Caymans) Ltd., a wholly-owned subsidiary of Wheaton, of approximately 75% of the issued and outstanding common shares of Chap.  Wheaton’s principal office is located at Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.  Chap has granted Wheaton a right to maintain its pro rata equity position in Chap for three years so long as its common share holdings do not fall below 20%.  Wheaton does not have any present intention to acquire ownership of, or control over, additional securities of Chap.

As a result of this transaction, Silver Wheaton will have cash on hand of approximately Cdn$19 million and will aggressively pursue growth opportunities.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver or copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Chap or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F of Wheaton as on file with the Securities and Exchange Commission in Washington, D.C.  Although Chap and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For information, contact:

Wheaton Manager, Investor Relations Tel.: (604) 696-3011 ir@wheatonriver.com	Silver Wheaton Manager, Investor Relations info@silverwheaton.com